UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41432

SK Growth Opportunities Corporation*

(Exact name of registrant as specified in its charter)

C/O Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

Telephone number: (917) 725-2248

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With copies to:

Christian O. Nagler, P.C.

Mathieu Kohmann

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Telephone number: (212) 446-4750

Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant

Class A Ordinary Shares

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective April 10, 2025, in connection with the transactions contemplated by the Business Combination Agreement, dated as of February 27, 2024, as amended on December 5, 2024 and March 31, 2025, by and among SK Growth Opportunities Corporation, a Cayman Islands exempted company (“SKGR”), Webull Corporation, a Cayman Islands exempted holding company (“Webull”), Feather Sound I Inc., a Cayman Islands exempted company and a direct wholly-owned subsidiary of Webull (“Merger Sub I”), and Feather Sound II Inc., a Cayman Islands exempted company and a direct wholly-owned subsidiary of Webull (“Merger Sub II”), Merger Sub I merged with and into SKGR (the “First Merger”), with SKGR surviving such merger as a wholly owned subsidiary of Webull (SKGR, as the surviving entity of the First Merger, the “Surviving Entity”), and promptly following the First Merger and at the effective time of the Second Merger (as defined below), the Surviving Entity merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Webull.

Pursuant to the requirements of the Securities Exchange Act of 1934, SK Growth Opportunities Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SK Growth Opportunities Corporation*

Date: April 21, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Director

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